FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-226089
February 11, 2020

Final Pricing Term Sheet

FORTRESS BIOTECH, INC.

9.375% Series A Cumulative Redeemable Perpetual Preferred Shares
(Liquidation Preference $25.00 per Share)

Issuer:	Fortress Biotech, Inc.

Securities Offered:	9.375% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”).

Number of Shares:	625,000 shares of Series A Preferred Stock.

Number of Option Shares:	93,750 shares of Series A Preferred Stock.

Trade Date:	February 12, 2020

Settlement and Delivery Date:	February 14, 2020

Public Offering Price:	$20.00 per share of Series A Preferred Stock; $12,500,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Underwriting Discount:	$18.40 per share; $1,000,000 total (assuming no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock).

Maturity Date:	Perpetual (unless redeemed by Issuer on or after December 15, 2022 or in connection with a change of control).

Dividend Rate:	9.375% per annum of the $25.00 liquidation preference per share (equivalent to $2.34375 per annum per share).

Dividend Payment Date:	Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on every March 31, June 30, September 30 and December 31 (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend to be paid on the Series A Preferred Stock to be sold in this offering is payable on March 31, 2020 in the amount of $0.5850375 per share of Series A Preferred Stock to the persons who are the holders of record of the Series A Preferred Stock at the close of business on March 15, 2020.

Liquidation Preference:	$25.00 per share of Series A Preferred Stock, plus accumulated and unpaid dividends.

Optional Redemption Date:	On and after December 15, 2022, for cash at a redemption price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Issuer provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right described above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right with respect to the shares called for redemption. If the Issuer elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, it may use any available cash to pay the redemption price.

Limited Conversion Rights Upon a Change of Control:

Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Issuer defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock, which is equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•      13.05483 shares of common stock (the “Share Cap”), subject to certain adjustments described in the prospectus supplement. The Share Cap was derived by dividing the $25.00 liquidation preference by $1.915 (50% of the last sale price of our common stock as reported on the NASDAQ on November 6, 2017).

CUSIP/ISIN:	34960Q 208/US34960Q2084

Joint Book-Running Managers	The Benchmark Company LLC ThinkEquity, a division of Fordham Financial Management

The Issuer has filed a registration statement (including a base prospectus dated July 23, 2019) and a preliminary prospectus supplement, dated January 27, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from The Benchmark Company LLC by calling 212-312-6700 or ThinkEquity, a division of Fordham Financial Management, Inc. by calling 877-436-3673.

CAPITALIZATION

The following table shows our cash, cash equivalents and investment securities as well as capitalization as of September 30, 2019:

•	on an actual basis(1); and

•	on an as adjusted basis to give effect to the sale by us of 625,000 shares of Series A Preferred Stock offered by us in this offering, excluding estimated offering expenses payable by us.

You should read this table together with the information contained in our consolidated financial statements and condensed consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	As of September 30, 2019
	Pro Forma Actual(1)	As Adjusted(2)
	(in thousands, except par value data)
Cash, cash equivalents and investment securities	$144,775	156,275
Long-term debt, including subsidiary convertible note	68,542	68,542
Stockholder’s equity:
Preferred stock, $0.001 par value; 15,000,000 shares authorized, 1,301,792 shares issued and outstanding, pro forma actual(1), 1,966,167(2) as adjusted	1	2
Common stock, $.001 par value, 100,000,000 shares authorized, 70,335,534 shares issued and outstanding as of September 30, 2019	70	70
Common stock issuable, 307,486 shares as of September 30, 2019	500	500
Additional paid-in capital	450,796	462,295
Accumulated deficit	(420,742)	(420,742)
Total stockholders’ equity before non-controlling interests	30,625	42,125
Non-controlling interests	49,205	49,205
Total capitalization	$79,830	91,330

(1)	Includes the net proceeds of $4.8M from the Company's offering of 262,500 shares of Series A Preferred Stock on November 29, 2019.

(2)	Includes 39,375 shares of Series A Preferred Stock issued pursuant to the over-allotment pertaining to the November 29, 2019 offering and 625,000 shares of Series A Preferred Stock pertaining to this offering.

The table assumes no exercise of the underwriters’ option to purchase additional shares of Series A Preferred Stock in this offering and excludes the following shares of common stock as of September 30, 2019:

(1)	2,741,180 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.19 per share;

(2)	865,833 shares of common stock issuable upon the vesting of restricted stock units; and

(3)	an aggregate of 1,012,967 shares of common stock reserved for future issuance under our stock option and incentive plans.